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Item 14(c) Exhibit #12

Corning Incorporated and Subsidiary Companies

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends:

(Dollars in millions, except ratios)

	Fiscal Year Ended
	Dec. 31, 2000		Dec. 31, 1999		Dec. 31, 1998		Dec. 31, 1997		Dec. 31, 1996
Income from continuing operations before taxes on income	$691.4		$674.9		$482.3		$665.8		$519.1
Adjustments:
Distributed income of equity investees	44.7		50.9		63.4		65.4		88.2
Amortization of capitalized interest	10.8		13.8		13.6		12.5		10.3
Fixed charges net of capitalized interest	134.3		118.5		89.6		102.0		79.3

Earnings before taxes and fixed charges as adjusted	$881.2		$858.1		$648.9		$845.7		$696.9

Fixed charges:
Interest incurred	$163.1		$134.5		$113.6		$107.7		$79.4
Portion of rent expense which represents interest factor	24.0		21.4		19.4		17.2		13.7
Amortization of debt costs	3.7		3.9		3.4		1.8		2.6

Total fixed charges	190.8		159.8		136.4		126.7		95.7
Capitalized interest	(56.5)		(41.3)		(46.8)		(24.7)		(16.4)

Total fixed charges net of capitalized interest	$134.3		$118.5		$89.6		$102.0		$79.3

Preferred dividends:
Preferred dividend requirement	$0.8		$3.5		$15.3		$15.3		$15.7
Ratio of pre-tax income to income before minority interest and equity earnings	2.4		1.4		1.4		1.5		1.5

Pre-tax preferred dividend requirement	1.9		4.9		21.4		23.0		23.6
Total fixed charges	190.8		159.8		136.4		126.7		95.7

Fixed charges and pre-tax preferred dividend requirement	$192.7		$164.7		$157.8		$149.7		$119.3

Ratio of earnings to combined fixed charges and preferred dividends	4.6	x	5.2	x	4.1	x	5.6	x	5.8	x

Ratio of earnings to fixed charges	4.6	x	5.4	x	4.8	x	6.7	x	7.3	x

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  Item 14(c) Exhibit #12